2265 Upper Middle Road East, Suite 602
Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics to Participate in the 2021 Cantor
Virtual Global Healthcare Conference

Oakville, ON - September 16, 2021 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage biotechnology company focused on developing innovative anti-inflammatory therapies for the treatment of cardiovascular disease, announced today that it will present at the 2021 Cantor Virtual Global Healthcare Conference on September 28, at 8:40 am EDT.

A live audio webcast will be available on the "Events & Presentations" section of Cardiol's website at cardiolrx.com/investors/events-presentations/. A replay of the presentation will be available for approximately 90 days.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage biotechnology company focused on the research and clinical development of innovative anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being investigated in a Phase II/III outcomes study (the LANCER trial). The LANCER trial is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce mortality and major cardiovascular events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key markers of inflammatory heart disease.

Cardiol has also received clearance from the FDA for its investigational new drug ("IND") application for a Phase II international trial that will investigate the anti-inflammatory and anti-fibrotic properties of CardiolRx in patients with acute myocarditis, which remains the most common cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx and other anti-inflammatory therapies for the treatment of chronic heart failure - a leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions, and is subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

David Elsley, President & CEO +1-289-910-0850

david.elsley@cardiolrx.com

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com

Anu Kher, Media Relations

cardiol@kcsa.com